SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders that, at the 208th Extraordinary Meeting held on this date, the Board of Directors, in compliance with the Dividend Policy approved on January 20, 2021, resolved to approve the distribution of Interim Dividends and Interest on Equity - IoE for 2021 totaling one billion, four hundred and thirty-six million, six hundred and thirty-eight thousand, five hundred and fifty reais and ninety-one centavos (R$1,436,638,550.91), to be paid on November 30, 2021, of which (i) one billion, one hundred and ninety-seven million, two thousand, nine hundred and fifty-six reais and ninety-one centavos (R$1,197,002,956.91) in interim dividends; and (ii) two hundred and thirty-nine million, six hundred and thirty-five thousand, five hundred and ninety-four reais (R$239,635,594.00) in interest on equity (“IoE”).

This payment to shareholders will be subject to approval at the Annual Shareholders' Meeting to be held by late April 2022, when the Company’s Management Report, Balance Sheet and other Financial Statements for the 2021 fiscal year will be analyzed.

	DIVIDENDS	IoE
Payment date	11/30/2021	11/30/2021
Gross total amount	R$1,197,002,956.91	R$239,635,594.00
Amount per common share	R$0.41207756	R$0.08249641
Amount per class “A” preferred share	R$0.45328533	R$0.09074606
Amount per class “B” preferred share	R$0.45328533	R$0.09074606
Amount per UNIT	R$2.22521888	R$0.44548065
Record date	09/30/2021	09/30/2021
Ex-dividend date	10/01/2021	10/01/2021
Taxation pursuant to Law 9,249/95 (¹)	-	15.00%

(¹) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

PAYMENT FORM:

The payments will be made to the checking accounts informed by the shareholders in their registration data. Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º Andar, Vila Yara Osasco, SP, CEP: 06029900

Phone: 0800-7011616

Email: dac.acecustodia@bradesco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

Email: cassandra.miranda@bnymellon.com

Curitiba, September 17, 2021

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.